UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41796

CL WORKSHOP GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Contained in this Form 6-K Report

CL Workshop Group Limited 2026 Equity Incentive Plan (the “Plan”) became effective on January 1, 2026. The Plan has been approved and adopted by the board (the “Board”) of CL Workshop Group Limited (the “Company”). A copy of the plan is filed hereto as Exhibit 10.1 and incorporated herein by reference.

As a company incorporated in the British Virgin Islands and listed on the Nasdaq Capital Market (“Nasdaq”), the Company is subject to the Nasdaq corporate governance listing standards. Under the Nasdaq Rule 5600 Series (“Nasdaq Rules”), a foreign private issuer may generally follow its home country corporate governance practices in lieu of certain Nasdaq corporate governance requirements. Pursuant to the home country practice exemption under the Nasdaq Rules, which permits a foreign private issuer to follow its home country practices in place of applicable Nasdaq requirements, the Company has elected to rely on the following exemptions:

●	Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

A copy of the home country rule exemption letter issued by the Company’s legal counsel, Ogier, is attached hereto as Exhibit 99.1.

Except as described above, there are no significant differences between the Company’s corporate governance practices and the corporate governance requirements applicable to domestic U.S. companies under the Nasdaq Rules.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including in Exhibit 10.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBITS

Exhibit No.	Description
10.1	Equity Incentive Plan
99.1	Home Country Exemption Letter from Ogier

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CL Workshop Group Limited

	By:	/s/ Liying WANG
	Name:	Liying WANG
	Title:	Director and Chief Executive Officer

Date: January 2, 2026